6 October 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 136,800 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1468.6451 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 91,081,946 ordinary shares in treasury, and has 1,086,637,014 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 27,202,166 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 121,800 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €15.6823 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 81,582,094 ordinary shares in treasury, and has 968,057,078 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 24,468,700 shares.